FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

October 10, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is October 10, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides an update of exploration activities on the Mackenzie Project, British Columbia and its Argentine uranium exploration programs.

Item 5.	Full Description of Material Change

The Issuer provides an update on its exploration activitites in British Columbia and Argetina as follows:

Mackenzie Gold Project, British Columbia

An extensive program of soil sampling, trenching and rock sampling was completed during the period, June through September 2006. Preliminary work suggests that gold values are associated with mesothermal quartz veins and correlates with arsenic and polymetallic base metal mineralization. Results are being compiled and a final report with conclusions and recommendations is anticipated by late November.

Argentine Uranium Programs

1.

Diamante-Los Patos Property, Salta and Catamarca Provinces

This property was discovered and staked in May-June 2006, prior to the cessation of exploration activities during the Argentine winter season. A total of 58,400 hectares of concessions have been applied for to cover extensive uranium mineralization occurring primarily in unconsolidated colluvium.

Initial reconnaissance prospecting located two areas of anomalous radioactivity along Rio de Los Patos and Rio Diamante respectively. These areas surround and are partially overlain by two areas of white-grey, calcarious, hot spring sinter. Outcrop of bedrock (as opposed to colluvium or overburden) in the immediate areas of anomalous radioactivity is largely dacitic ignimbrite which in places is mineralized as well. However, the major areas of anomalous radioactivity and visible mineralization are found in unconsolidated or poorly consolidated colluvium. This material overlies the bedrock of dacitic ignimbrite and is the material on which the terraces of hot spring sinter have been built.

The Rio Diamante anomalous area is a northwesterly-trending zone which measures about 2.5 km by about 1.5 km. This area includes portions of a calcarious sinter deposit and contains numerous areas of anomalous radioactivity reporting from 500 cps (counts per second) to more than 9999 cps (off-scale) as measured by an Exploranium GR-110G scintillometer. Such areas commonly display visible yellow and yellow-green, fluorescent, uranium minerals.

A total of 36 samples were taken from the Rio Diamante anomalous area and values ranged from 35 ppm (parts per million) to 33,412 ppm (3.34%) uranium (U).  A cluster of very high values (from 0.4% to 3.3% U) is located near the south edge of the interpreted anomaly. However, a number of samples varying from 0.05 to 0.1% U (1 to 2 lbs/ton uranium are scattered over the remainder of the surface radiometric anomaly. It is important to emphasize that only reconnaissance evaluation has been completed so far and the prospective area may be larger than originally outlined.

Similarly, a total of 40 rock (soil and colluvium) samples were taken from the area of anomalous radioactivity along Rio de los Patos (located about 20 km east of the Rio Diamante area). The anomalous zone here measures about 3 km (NW-SE) long by about 1.0 km wide. Results of sampling vary from about 20 ppm to 693 ppm (1.4 lbs/ton U). As at Rio Diamante area, anomalous U values are spread over most of the areas of anomalous radioactivity.

Detailed mineralogical work by Dr. Peter Le Couteur has determined that the main uranium mineral is Meta-Autunite (calcarious uranium phosphate) and that it is found principally as a cement within fragments of the colluvium. While there are similarities to the Yeelirrie, Australia surficial type deposit model, certain textures suggest very low temperature epithermal conditions during deposition. Given the large areal extent of the mineralization, even a modest depth dimension could lead to significant tonnages of low grade, uranium-bearing material.

Extensive sampling will be required to fully evaluate the significance of these occurrences. To that end, a fully equipped field camp was constructed on the property and an exploration crew mobilized to the project on October 2.  A program of extensive soil and rock geochemistry as well as back-hoe trenching is planned. This work is expected to lead to drilling of selected targets - projected to take place in February-March, 2007.

2.

Regional Reconnaissance Prospecting Activity

A team of experienced prospectors began follow-up of selected targets developed from an exhaustive review of regional geochemical, geological and geophysical data in northwestern Argentina. This group began work on September 21 and will continue to pursue specific and regional targets over the next 3 months. Two new properties haver already been identified and exploration licences applied for.

3.

Amblayo and Alemania Properties, Salta Province

A program of detailed follow-up exploration will be completed on these properties over the next two months to define targets for drilling. If warrented, this drilling is anticipated to be carried out during February-March, 2007.

4.

San Jorge Basin Project, Chubut Province

As a result of a regional exploration program completed during February-April, 2006, a large land position was acquired in this highly prospecive region. An airborne geophysical survey of portions of this land package was carried out during June, 2006 and a number of significant anomalies were outlined. Subsequently, a structural analysis of the basin was completed utilizing various public and private data bases, and the results integrated with airborne geophysical data. This has allowed various areas to be prioritized for immediate follow-up.

A regional office/warehouse has been set up in the city of Trelew and a 7 man exploration crew will begin evaluation of the Issuer’s holdings on or about October 15.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

October 11, 2006